SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

CENTRAL VALLEY COMMUNITY BANCORP

(Name of Issuer)

COMMON STOCK, NO PAR VALUE

(Title of Class of Securities)

155685 10 0

(CUSIP Number)

Dave Kinross, Central Valley Community Bancorp, 7100 N. Financial Drive, Fresno CA 93720 - (559) 298-1775

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 140.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 155685 10 0

1	Name of Reporting Person I.R.S. Identification No. of Above Person (entities only). Steven D. McDonald

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds* PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.A

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 405,832

	8	Shared Voting Power 1,608

	9	Sole Dispositive Power 405,832

	10.	Shared Dispositive Power 1,608

11	Aggregate Amount Beneficially Owned by Each Reporting Person 407,440

12	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (9) 5.3%

14	Type of Reporting Person* IN

Item 1.	Security and Issuer
This statement relates to the common stock, no par value (the “Common Stock”), of Central Valley Community Bancorp, 7100 N. Financial Drive, Fresno CA 93720

Item 2.	Name and Background
I

(a)          Name:

Steven D. McDonald

(b)          Business Address:

2975 S. MacDonaugh Road

Sanger, California 93657

(c)          Present Principal Occupation and Name and Address of Corporation:

Mr. McDonald is President of McDonald Properties, Inc., 2975 S. MacDonaugh Road, Sanger, California  93657, with interest in cattle ranching, mobile home park management and other investments.

(d)          Criminal Convictions:

Mr. McDonald has not, during the last five years, been convicted in a criminal proceeding.

(e)          Civil Proceedings Regarding Federal or State Securities Laws:

Mr. McDonald has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or mandating activities subject to, federal or state securities laws on finding any violation with respect to such laws.

(f)           Citizenship:

Mr. McDonald is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

Of the 407,440 shares held by Mr. McDonald, 340,696 are held directly by Mr. McDonald, 28,136 are held in a family trust and 1,608 shares are held by Mr. McDonald’s wife. Also included are currently excercisable options to purchase a total of 37,000 shares which were granted to Mr. McDonald pursuant to the Central Valley Community Bancorp 2000 Option Plan.  All of the shares were acquired by Mr. McDonald using personal funds, except for shares initially acquired by Mr. McDonald by inheritance.

Item 4.	Purpose of Transaction

See Item 3 herein for a description of Mr. McDonald’s beneficial ownership of Common Stock.

Mr. McDonald has no plans or proposals which relate to or would result in:

(a)     The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)     An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)     A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)    Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)     Any material change in the present capitalization or dividend policy of the Company;

(f)     Any other material change in the Company’s business or corporate structure;

(g)    Changes in the Company’s articles, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)    Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)      A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)      Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer
(a) The aggregate number and percentage of the no par value Company Common Stock beneficially owned by Mr. McDonald is as follows:

Number of Shares		Percentage of Outstanding
Beneficially Owned		Shares Beneficially Owned
407,440	(1)	5.3	%(2)

(1)     Includes 340,696 shares held directly by Mr. McDonald, 28,136 shares held in a family trust, 1,608 shares held by Mr. McDonald’s wife, and 37,000 shares subject to currently exercisable options.

(2)     Based on 7,642,280 shares of common stock outstanding on December 31, 2008

(b)     Number of shares to which Mr. McDonald has:

(i)           sole power to vote or to direct the vote:  405,832(1)

(ii)          shared power to vote or to direct the vote:  1,608 shares

(iii)         sole power to dispose or to direct the disposition:  405,832 shares (1)

(iv)         shared power to dispose or to direct the disposition:  1,608 shares

(1)           Includes 37,000 shares subject to currently exercisable options.

(c)           Mr. McDonald has affected no transactions in the Bank’s Common Stock during the past sixty days.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer
Not Applicable.

Item 7.	Material to be Filed as Exhibits
Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

February 5, 2009
Date:
/s/ Steven D. McDonald
Signature
Steven D. McDonald
Name/Title